                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)*


                       ADVANCED FIBRE COMMUNICATIONS, INC.
              -------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
              -------------------------------------------------------
                         (Title of Class of Securities)


                                   00754A 10 5
              -------------------------------------------------------
                                 (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



                         (CONTINUED ON FOLLOWING PAGES)

                               (Page 1 of 5 Pages)

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CUSIP No. 00754A 10 5                 13G                    Page 2 of 5 Pages
          -----------                                            ---  ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          HARRIS CORPORATION, A DELAWARE CORPORATION (I.R.S. EMPLOYER IDENTIFICATION NO. 34-0276860)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
        A DELAWARE CORPORATION
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                             1,764,973
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                                   -0-
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                             1,764,973
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                                   -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,764,973
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                           5.3%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                             CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                              Page 3 of 5 Pages

ITEM 1(A) NAME OF ISSUER:

          Advanced Fibre Communications, Inc.


ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1445 McDowell Boulevard North
          Petaluma, CA 94954


ITEM 2(A) NAME OF PERSON FILING:

          Harris Corporation


ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          1025 W. NASA Boulevard
          Melbourne, Florida  32919


ITEM 2(C) CITIZENSHIP:

          a Delaware corporation


ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock


ITEM 2(E) CUSIP NUMBER:

          00754A 10 5


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                                                              Page 4 of 5 Pages

ITEM 3.   Not Applicable.


ITEM 4.   OWNERSHIP.

          (a)     Amount Beneficially Owned:  1,764,973 Shares

          (b)     Percent of Class:  5.3%

          (c)     Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 1,764,973 (800,000 of the indicated beneficially owned shares consist of shares issuable upon exercise of warrants to purchase such shares)

                  (ii)   shared power to vote or to direct the vote:  -0-

                  (iii)  sole power to dispose or to direct the disposition of:
                         1,764,973 (800,000 of the indicated beneficially owned shares consist of shares issuable upon exercise of warrants to purchase such shares)

                  (iv) shared power to dispose or to direct the disposition of: -0-


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

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                                                              Page 5 of 5 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.


ITEM 10.  CERTIFICATION.

          Not Applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 4, 1997

                                             HARRIS CORPORATION



                                             By:  /S/ RICHARD L. BALLANTYNE
                                                  -------------------------
                                                       (Signature)


                                             Richard L. Ballantyne
                                             ------------------------------
                                                          (Name)


                                             Vice President and Secretary
                                             ------------------------------
                                                         (Title)